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                             August 13, 2021

       J. Carney Hawks
       Chief Executive Officer
       Hawks Acquisition Corp
       600 Lexington Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Hawks Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2021
                                                            File No. 333-258264

       Dear Mr. Hawks:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed July 29, 2021

       Cover Page

   1. We note that if you anticipate that you may not be able to consummate your initial business combination
within 18 months, you may, by resolution of your board of directors if requested by your
sponsor, extend the period of time you will have to consummate an initial business
combination by an additional six months, subject to your sponsor purchasing additional
private placement warrants. It appears that this approach may differ from most blank check
companies (which grant their sponsors the ability to vote to amend the charter to extend
the period of time to consummate an initial business combination), please revise your
prospectus in appropriate places to highlight that this approach differs from most blank check
companies and whether there are any material risks to investors as a result of this
approach.
 J. Carney Hawks
Hawks Acquisition Corp
August 13, 2021
Page 2
Summary, page 1

2. We note your statement that "none of [the anchor investors] are affiliated with any member of our management team, our sponsor or any other anchor investor. However, we also note your statement on page 58 that your "anchor investors are also (or will be)
         members of our sponsor with an indirect beneficial interest in founder shares held by our sponsor." Please revise to clarify whether any of the anchor investors are currently affiliated with the sponsor. Also, please revise to clarify whether the any of the anchor investors are affiliated with any member of your board of directors. Summary Financial Data, page 33

3. Please revise to discuss what the "As Adjusted" column represents. Certain Relationships and Related Party Transactions, page 130

4. We note that you will make monthly salary and benefit payments to your chief operating officer of approximately $10,000. It appears that these payments may be atypical in comparison to other blank check companies. Please revise to highlight this fact, to state the aggregate amount that the company will pay this officer through the completion window, and provide additional detail regarding the services that the chief operating officer is required to provide. In this respect, please clarify if he also will be eligible for the reimbursement of any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Finally, please file the services agreement with your chief operating officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Financial Statements
Notes to Financial Statements
Note 7. Stockholders' Equity, page F-14

5. We note from your risk factor disclosure on page 71 that you intend to account for the public and private warrants as equity. Please provide us with your analysis under ASC
         815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
General
FirstName LastNameJ. Carney Hawks
6.     We note your private placement warrant agreement, filed as exhibit 4.5.
Please
Comapany    NameHawks
       revise            Acquisition
              your Risk Factors      Corp
                                and Description of Securities to disclose the
material terms of the
Augustprivate  placement
        13, 2021 Page 2 warrant agreement, including any exclusive forum provision.
FirstName LastName
 J. Carney Hawks
FirstName  LastNameJ.
Hawks Acquisition  CorpCarney Hawks
Comapany
August  13, NameHawks
            2021        Acquisition Corp
August
Page  3 13, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Brian M. Janson